UNITED STATES
SECURITIES AND EXCHANGE COMMISS
Washington, D.C. 20549

11016108

L
35-0123
.30, 2013
Estimated average burden
hours per response.....12.00

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28th Floor, 350 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Lanlan Zhang 646-794-8727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Ms. Lanlan Zhang, affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of CICC US Securities, Inc. and subsidiary, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Zhang Lan Lan
Signature

Chief Executive Officer
Title

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2014

Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Consolidated Statement of Financial Condition.
(x) (c) Consolidated Statement of Operations.
(x) (d) Consolidated Statement of Cash Flows.
(x) (e) Consolidated Statement Changes in Stockholder's Equity.
( ) (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICC US SECURITIES, INC.

AUDITED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata • Certified Public Accountants

CICC US SECURITIES, INC.

AUDITED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Auditors' Report

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of CICC US Securities, Inc. and Subsidiary as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 18, 2011
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

CICC US SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

ASSETS		
Cash	$10,957,124	
Short term cash investments	6,495,047	
Deposit with clearing organization	100,444	
Receivable from clearing organization	2,387,145	
Due from Parent	2,167,599	
Improvements, equipment and furniture	3,141,690	
Other assets, including prepaid income taxes of $10,100	412,738	
Total assets		$25,661,787

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued compensation and benefits	$ 4,339,752	
Accrued expenses and other liabilities	692,974	
Total liabilities		$ 5,032,726
STOCKHOLDER'S EQUITY		
Common stock ($10,000 par value) 3,100 shares authorized and outstanding	31,000,000	
Accumulated deficit	(10,370,939)	
Total stockholder's equity		20,629,061
Total liabilities and stockholder's equity		$25,661,787

See Notes to consolidated statement of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

CICC US Securities, Inc. (the "Company") is a wholly-owned subsidiary of China International Capital Corporation Hong Kong Securities Limited (the "Parent"), and it was incorporated on August 25, 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority. In addition, the Company has a securities broker's license from the Securities and Futures Commission of Hong Kong. The Parent is incorporated in the Hong Kong Special Administrative Region as a licensed securities broker, financial advisor and underwriter under the Securities and Futures Commission of Hong Kong and is a wholly-owned subsidiary of China International Capital Corporation Limited which is an investment bank incorporated in the People's Republic of China.

The Company's principal line of business is providing brokerage services related to securities listed on the Hong Kong Stock Exchange and the exchanges in the United States to institutional investors located in the United States.

B. Basis of Presentation

The consolidated financial statement has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

C. Principles of Consolidation

The consolidated financial statement includes the accounts of the Company and its inactive wholly-owned subsidiary, CICC US Securities (Hong Kong) Limited. All material intercompany balances and transactions have been eliminated.

D. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

E. Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition.

F. Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation. Improvements are amortized on a straight line basis over the shorter of their useful lives or the term of the respective lease (six and a half years). Depreciation of equipment and furniture is provided on a straight line basis over their estimated useful lives (two to three years).

G. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2010, the Company did not record any liabilities for uncertain tax positions.

H. Phantom Equity Compensation Plan

The Company accounts for a cash-settled phantom equity compensation plan of an affiliate covering certain of its employees as liabilities. The liability is recognized over the relevant vesting period and is revalued at each reporting date and on settlement. Any changes in the liability are recognized in the consolidated statement of operations.

I. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to an agreement, the Company is required to maintain a deposit with its clearing organization. As of December 31, 2010, the deposit was maintained in a non-interest bearing deposit account with this financial institution.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists primarily of cash and equivalent balances maintained by the Company with this financial institution to cover its securities transactions.

NOTE 4 - IMPROVEMENTS, EQUIPMENT AND FURNITURE

Improvements, equipment and furniture consist of

Improvements	$1,833,154
Equipment	2,298,657
Furniture	342,322
	4,474,133
Accumulated depreciation	(1,332,443)
Total	$3,141,690

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company performs certain services related to clients of its Parent. In addition, the Parent provides, among other services, execution and research functions for certain brokerage activities conducted by the Company. The Company has an agreement with its Parent which, among other terms and conditions, provides that a portion of the commissions generated from specified transactions are allocated between these entities. The Company earned commission revenue of approximately $3,384,000 and incurred commission expense of approximately $5,018,000 pursuant to this agreement.

The Company also has an expense sharing agreement with its Parent which establishes the basis by which its Parent charges the Company for use of certain of its employees, facilities and other goods and services. For the year ended December 31, 2010, the Company was charged approximately $1,123,000 for these expenses.

Due from Parent of $2,167,599 as of December 31, 2010 represents the net balance due to the Company related to the above matters.

China International Capital Corporation Limited ("CICC") has a cash-settled phantom equity compensation plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the phantom equity units granted to selected employees to the performance of the CICC Group. The plan provides for participants to be rewarded in cash by reference to the growth in value of the phantom equity units. The phantom equity units expire in December 2012 and become fully vested after a three year term. Upon vesting and up until the expiration of the phantom equity units, exercise may take place during periods specified in the plan. The consolidated statement of financial condition includes an accrued compensation liability of approximately $79,000 and the Company incurred compensation cost of approximately $79,000 related to this plan. As of December 31, 2010, approximately $158,000 of compensation cost related to unvested phantom equity units has not yet been recognized. Such costs will be recorded over the remaining vesting period.

NOTE 6 - INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Net operating loss carryovers	$2,414,000
Depreciation and amortization	(266,000)
Accrued compensation and benefits	1,664,000
Other liabilities	129,000
Less valuation allowance	(3,941,000)
Total deferred income tax asset	

At December 31, 2010, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

The Company has net operating loss carryforwards of approximately $6,724,000 available to offset future Federal taxable income. In addition, the Company has net operating loss carryforwards of approximately $3,827,000 available to offset future state taxable income and $3,799,000 available to offset future local taxable income. These carryforwards expire as follows

		Federal	State	Local
Years ending December 31,	2027	$ 2,000		
	2028	1,305,000		
	2029	3,469,000	$1,609,000	$1,599,000
	2030	1,948,000	2,218,000	2,200,000
		$6,724,000	$3,827,000	$3,799,000

The Company files tax returns in the U.S. Federal jurisdiction and a state and local jurisdiction. The Company is subject to tax examinations from the U.S. Federal taxing authority for the years 2007 through 2010 and from the state and local taxing authorities for the year 2009 through 2010.

NOTE 7 - RISKS AND UNCERTAINTIES

A. Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate non-performance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to non-performance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

B. Other

The Company maintains certain cash and equivalent balances, denominated in a foreign currency, with a clearing organization to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

NOTE 8 - LEASE COMMITMENT

The Company leases office premises under a noncancelable operating lease which expires in February 2016. This lease contains, among other terms and conditions, an agreement for the Company to acquire additional space from the landlord beginning in December 2012. In addition, the Company rents office premises from its Parent pursuant to a month-to-month arrangement. Rental expense was approximately $637,000 for the year ended December 31, 2010.

Future minimum base rental payments on the noncancelable lease are as follows

Years ending December 31,	2011	$ 831,000
	2012	1,003,600
	2013	1,352,300
	2014	1,418,000
	2015	1,418,000
	Thereafter	185,700
		$6,208,600

NOTE 9 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined. At December 31, 2010, the Company had net capital of $14,365,842, which was $14,115,842 in excess of its required net capital of $250,000.

NOTE 10 - SUBSEQUENT EVENTS

In January 2011, the Company began the process of renovating a portion of its leased office premises at an anticipated total cost of approximately $1,070,000.

In February 2011, the sole ownership of the Company was transferred from China International Capital Corporation Hong Kong Securities Limited to China International Capital Corporation (USA) Holdings Inc. ("CICCUSA"). CICCUSA is a wholly-owned subsidiary of China International Capital Corporation Limited. This transaction had no impact on the Company's operations.

The Company has performed a review of subsequent events through February 18, 2011, the date the financial statement was available to be issued and concluded, with the exception of the matter noted in the above paragraph, that there were no events or transactions that occurred during this period that required recognition or disclosure.

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Rayfield & Licata

Certified Public Accountants

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Auditors' Report On Internal Control

In planning and performing our audit of the consolidated financial statements of CICC US Securities, Inc. and Subsidiary as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 18, 2011
Livingston, New Jersey

CICC US SECURITIES, INC.

AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2010

Rayfield & Licata • Certified Public Accountants

CICC US SECURITIES, INC.

AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2010

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's General Assessment Reconciliation (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CICC US Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CICC US Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CICC US Securities, Inc.'s management is responsible for CICC US Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to the respective cash disbursement records entries, noting no differences;

2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with applicable supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related applicable schedules and working papers supporting the adjustments, noting no differences.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 18, 2011
Livingston, New Jersey

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067544 FINRA DEC
CICC US SECURITIES, INC.
28TH FLOOR
350 PARK AVENUE
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
LEO LO, (646)794-8754

2. A. General Assessment (item 2e from page 2) $ 27,403
   B. Less payment made with SIPC-6 filed (exclude interest) (7,283)
      7/30/2010
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 20,120
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 20,120
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CICC US SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Zhang Lan Lan
(Authorized Signature)

Dated the 14th day of FEBRUARY, 20 11.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report on Agreed-Upon Procedures

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,163,464

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 202,453

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 202,453

2d. SIPC Net Operating Revenues $ 10,961,011

2e. General Assessment @ .0025 $ 27,403

(to page 1, line 2.A.)

See Independent Accountants' Report on Agreed-Upon Procedures